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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57281 57061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 GREAT ROAD, SUITE 201
(No. and Street)

NORTH SMITHFIELD (City) RI (State) 02896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR EVERLY 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD ST., SUITE 204 (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED 2017 MAR -9 AM 8:21 SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9

OATH OR AFFIRMATION

I, ARTHUR EVERLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTH MANAGEMENT RESOURCES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Expires 4/26/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2016

Table of Contents

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Wealth Management Resources, Inc.

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Needham, Massachusetts
February 23, 2017

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$ 67,177
Accounts receivable, clearing organizations	286,242
Securities owned-	
Marketable securities at fair value	104,871
Office furniture and equipment, at cost, less accumulated depreciation of $23,958	11,250
TOTAL ASSETS	$ 469,540

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 4,716
Accrued wages	191,610
Other accrued expenses	500
TOTAL LIABILITIES	196,826
Stockholders' Equity:	
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares	200
Additional paid-in capital	5,000
Retained earnings	256,129
Accumulated other comprehensive income	11,385
Total Stockholders' Equity	272,714
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 469,540

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenue:	
Investment advisory fees	$ 1,126,502
Registered representative commissions	385,084
Financial planning fees	2,950
Dividend income	6,743
Interest income	110
Total Revenues	1,521,389
Expenses:	
Employee compensation and benefits	1,328,929
Communications and data processing	20,696
Occupancy	17,306
Other expenses	102,364
Total Expenses	1,469,295
Net Income	$ 52,094
Comprehensive Income:	
Net income	$ 52,094
Other comprehensive income-change in unrealized gain on marketable securities	343
Total Comprehensive Income	$ 52,437

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	Capital	Income	Earnings	Equity
Balance at beginning of year	200	$ 200	$ 5,000	$ 11,042	$ 204,399	$ 220,641
Net Income	-	-	-	-	52,094	52,094
Other Comprehensive Income	-	-	-	343	-	343
Shareholder distributions	-	-	-	-	(364)	(364)
Balance at end of the year	200	$ 200	$ 5,000	$ 11,385	$ 256,129	$ 272,714

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash Flows From Operating Activities:	
Net income	$ 52,094
Adjustments to reconcile net income to net cash provided by operating activities,	
Depreciation	3,478
Changes in operating assets and liabilities:	
Increase in accounts receivable	(9,558)
Increase in accounts payable	1,438
Decrease in accrued wages	(3,432)
Decrease in other accrued expenses	(26,264)
Total adjustments	(34,338)
Net Cash Provided By Operating Activities	17,756
Cash Flows From Investing Activities:	
Purchase of property and equipment	(2,784)
Purchase/sale of marketable securities	(6,485)
Net Cash Used In Investing Activities	(9,269)
Cash Flows From Financing Activities-	
Distributions to stockholders	(364)
Net Increase In Cash and Cash Equivalents	8,123
Cash and cash equivalents, beginning of the year	59,054
Cash and cash equivalents, end of year	$ 67,177

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island Corporation, was formed in 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based, and are received from independent broker/dealers and clients.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Investment Advisory Income - Investment Advisor fees are received quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes -The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

In accordance with FASB ASC 740, *Income Taxes,* management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examiniation. Accordingly, the Company's financial statements do not reflect an liability for the income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2013.

Note 1: Summary of Significant Accounting Policies (Continued)

Marketable Securities - Marketable securities are carried at fair value, and securities not readily marketable are valued at fair market value as determined by management.

Fair Value Measurement – The Company measures and discloses certain financial asset and liabilities at fair value. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. Under this guidance, the Company is also required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1	Quoted prices in active markets for identical assets and liabilities;
Level 2	Quoted prices for identical assets and liabilities in markets that are not active; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly and;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable

The fair value of all the Company's marketable securities is determined using Level 1 inputs.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 4: Related Party Transaction

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent for the period January 1 through December 31, 2016 was $750 per month. As of January 1, 2017, the lease was modified to change the monthly rent to $2,000 per month. The lease has also been modified to a month to month lease beginning January 1, 2017. Rent expense amounted to $9,000 in 2016.

Note 5: Marketable Securities at Market Value

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $106,589 as of December 31, 2016.

Note 6: Retirement Plan

Effective January 1, 2011, the Company adopted a 401(k) plan that funds a matching contribution not to exceed 4% of compensation, with a discretionary profit sharing component. Employer contributions for the year ended December 31, 2016 amounted to $80,000.

Note 7: Subsequent Events

Management has evaluated subsequent events through February 23, 2017, the date on which the financial statements were available to be issued, and has determined that there are no events that require adjustment of or disclosure in the financial statements, other than the matter discussed in the following paragraph.

Subsequent to December 31, 2016, one of the two principal owners of the Company has decided to retire from active participation in the Company's business. Management expects that the remaining principal owner will become the owner of all of the Company's outstanding common stock, although the manner in which this will be accomplished has not been determined.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

Net Capital	
Total Stockholders' Equity	$ 272,714
Deductions and/or charges	
Non allowable assets:	
Property and equipment, at cost-net of accumulated depreciation	11,250
Accounts receivable	94,632
Net Capital, Before Haircuts on Securities Portion	166,832
Haircuts on securities:	
Money market funds	34
Marketable securities (all mutual funds)	15,731
Total Haircuts	15,765
Net Capital	$ 151,067
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 4,716
Accrued wages	191,610
Other accrued expenses	500
Total Aggregate Indebtedness	$ 196,826
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 13,120
Net capital in excess of requirement	$ 137,947
Net capital less greater of 10% of total aggregate indebtedness of 120% or minimum dollar net capital	$ 131,384
Ratio of aggregate indebtedness to net capital	1.30 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See independent accountants' report.

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule 15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Wealth Management Resources, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Wealth Management Resources, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

Wealth Management Resources, Inc.

Exemption Report

Wealth Manangement Resources, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1)

Wealth Management Resources, Inc.

I, Arthur Everly, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.



By: ______________________________ President

3/01/17

WEALTH MANAGEMENT RESOURCES, INC.

SUPPLEMENTARY SIPC REPORT

DECEMBER 31, 2016

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Wealth Management Resources, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Wealth Management Resources, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of Form SIPC-7. Wealth Management Resources, Inc.'s management is responsible for Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included the check register and copies of checks, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $343, which is the change in unrealized gain on investments.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2016

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2016		$ -	$ -
SIPC-7 general assessment for the fiscal year ended December 31, 2016	February 17, 2017	3,001	3,001
		$ 3,001	$ 3,001

Name of collection agent: Financial Industry Regulatory Authority

SEC
Mail Processing
Section
MAR 08 2017
Washington DC
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WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

RECEIVED
2017 MAR -9 AM 8:21
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